   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1998
                                                      REGISTRATION NO. 333-62083
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            AUREAL SEMICONDUCTOR INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                              94-3117385
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAVID J. DOMEIER
                           VICE PRESIDENT, FINANCE AND
                             CHIEF FINANCIAL OFFICER
                            AUREAL SEMICONDUCTOR INC.
                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             JAMES M. KOSHLAND, ESQ.
                               DAVID A. HUBB, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 328-6561

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                                               Proposed
        Title of Each Class of                                      Proposed Maximum            Maximum               Amount of
           Securities to be                  Amount to be          Offering Price Per          Aggregate             Registration
              Registered                      Registered                 Share              Offering Price               Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)          23,200,000 shares (1)         $1.234(2)               $28,628,800             $8,446
Common Stock ($0.001 par value)           3,600,000 shares (3)         $1.234(2)                $4,442,400             $1,311
Common Stock ($0.001 par value)           1,350,000 shares (4)         $1.234(2)                $1,665,900               $492
Common Stock ($0.001 par value)              70,000 shares(5)(7)       $2.81(8)                   $196,700                $58
Common Stock ($0.001 par value)           3,750,000 shares(6)(7)       $2.81(8)                $10,537,500             $3,109
Common Stock ($0.001 par value)             140,000 shares(4)(7)       $2.81(8)                   $393,400               $116
                                         -----------------------                               -----------            -------
TOTAL                                    32,110,000 shares                                     $45,864,700            $13,532
====================================================================================================================================

     (1) Represents 100% of the shares of Common Stock issuable upon conversion of all outstanding shares of Series B Preferred Stock as described in the Prospectus.

     (2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on August 19, 1998. The Registrant previously paid an aggregate filing fee of $10,249 in connection with the registration of these Shares.

     (3) Represents 150% of the shares of Common Stock issuable upon conversion of all outstanding shares of Series C Preferred Stock as described in the Prospectus, assuming that such conversion is as of August 19, 1998.

     (4) Represents shares issuable upon exercise of outstanding warrants issued as described in the Prospectus.

     (5) Represents shares issued and outstanding.

     (6) Represents 188% of the shares of Common Stock issuable upon conversion of all outstanding shares of Series A Preferred Stock as described in the Prospectus, assuming such conversion is as of the date of the Registration Statement (No. 333-39939) upon which the shares of Common Stock were registered.

     (7) Shares of Common Stock originally registered with the Securities and Exchange Commission (the "Commission") on Registration Statement No. 333-39939 which was declared effective by the Commission on July 2, 1998. The Registrant previously paid an aggregate filing fee of $3,283 in connection with the registration of these Shares.

     (8) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-The-Counter Electronic Bulletin Board on April 13, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

PURSUANT TO RULE 429, THE PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S EARLIER REGISTRATION STATEMENT ON FORM S-2/A-2 (NO. 333-39939) AND UPDATES THE INFORMATION CONTAINED THEREIN. SUCH REGISTRATION STATEMENT RELATES TO, AMONG OTHER THINGS, SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT'S SERIES A PREFERRED STOCK AND SHARES OF COMMON STOCK OF THE REGISTRANT ISSUABLE UPON EXERCISE OF CERTAIN OUTSTANDING WARRANTS.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION DATED SEPTEMBER 24, 1998

       3,750,000 SHARES (issuable upon conversion of Series A Preferred Stock)
      23,200,000 SHARES (issuable upon conversion of Series B Preferred Stock)
       3,600,000 SHARES (issuable upon conversion of Series C Preferred Stock)
       1,490,000 SHARES (issuable upon exercise of Warrants)
          70,000 SHARES (issued)

                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK
                               ($0.001 Par Value)

     Pursuant to Rule 429 of the Securities Act of 1933, as amended (the "Securities Act"), this prospectus incorporates Aureal Semiconductor Inc.'s earlier Registration Statement (the "Prior Registration Statement") on Form S-2/A-2 (No. 333-39939) and updates certain information contained therein. The Prior Registration Statement relates to, among other things, the Shares (as defined below) issuable upon conversion of the Series A Shares (as defined below), the Shares issuable upon exercise of the Series A Warrants (as defined below) and the Common Shares (as defined below).

     Of the aggregate 32,110,000 shares, par value $0.001 (the "Shares"), of Common Stock of Aureal Semiconductor Inc., a Delaware corporation ("Aureal" or the "Company"), offered by this Prospectus, 70,000 Shares are issued and outstanding (the "Common Shares"), 3,750,000 Shares are issuable upon conversion of issued shares of Series A Preferred Stock of the Company (the "Series A Shares"), 23,200,000 Shares are issuable upon conversion of issued shares of Series B Preferred Stock of the Company (the "Series B Shares"), 3,600,000 Shares are issuable upon conversion of issued shares of Series C Preferred Stock of the Company (the "Series C Shares"), 1,350,000 Shares are issuable upon exercise of issued warrants to purchase Common Stock (the "Credit Warrants") and 140,000 Shares are issuable upon exercise of issued warrants to purchase Common Stock (the "Series A Warrants"). With respect to the Common Shares, the Series A Shares, the Series B Shares, the Series C Shares, the Credit Warrants and the Series A Warrants issued by the Company, the Company relied upon the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder as transactions by an issuer, none of which involved a public offering (the "Exemption"). With respect to the Shares issuable upon exercise of the Credit Warrants and the Series A Warrants and the Shares issuable upon conversion of the Series A Shares, the Series B Shares and the Series C Shares, the Company will rely upon the Exemption. None of the Shares being registered hereby is being offered to the public by the Company. Accordingly, the Company will not receive any of the proceeds from the resale of such securities.

     The Common Shares, the Series A Shares and the Series A Warrants were issued in connection with a privately placed equity financing to institutional investors (the "Series A Selling Stockholders") pursuant to a series of subscription agreements (the "Series A Financing Agreements"). The Series A Shares are convertible into shares of the Company's Common Stock, calculated pursuant to a formula based on the lower of (i) $2.50 (the "Fixed Conversion Price") or (ii) a defined percentage (not less than 80%) of the lowest average closing bid price of the Company's Common Stock for any five (5) trading days during the thirty (30) trading days immediately preceding the date of conversion (the "Variable Conversion Price"), all as set forth in the Company's Certificate of Designation for the Series A Shares (the "Series A Certificate of Designation"). Conversion of the Series A Shares can commence any time after July 11, 1998. Variable Conversion Price conversions can be completed at the rate of 15% of the originally issued Series A Shares per month. Hence, 100% of the Series A Shares are available for Variable Conversion Price conversion as of January 1999. No such limitations apply to Fixed Conversion Price conversions. The Series A Certificate of Designation also gives the Company the right to redeem some or all of the Series A Shares at a per share price equal to a percentage of the purchase price of the Series A Shares being called for redemption, ranging from 115% to 130%, depending upon the date of the redemption. The Common Shares and the Series A Warrants were issued as compensation to certain persons as part of the Series A Preferred Stock financing. The

Series A Warrants were issued to such persons (the "Series A Warrant Selling Stockholders") in February 1998 and have an exercise price of $2.50.

     The Company issued Series B Shares with a conversion value of $39.375 million in exchange for the cancellation of $31.5 million of indebtedness under the Company's prior line of credit held by entities controlled by TCW Special Credits and DDJ Capital Management, LLC (the "Series B Selling Stockholders"), holders of approximately 44% and 17% of the Company's outstanding Common Stock, respectively. The Series B Shares are convertible into shares of the Company's Common Stock based on a conversion rate of $2.50, as set forth in the Company's Certificate of Designation for Series B Shares (the "Series B Certificate of Designation"). The Series B Certificate of Designation provides for, among other things, (i) the payment of dividends, in cash or Series B Shares, at the rate of eight percent (8%) per annum, (ii) the right of the Series B Selling Stockholders to vote the equivalent number of shares of the Company's Common Stock as would be held upon conversion of the Series B Shares and (iii) the redemption of the Series B Shares at face value (plus accrued but unpaid dividends) at any time at the option of the Company.

     The Company issued the Series C Shares in connection with a privately placed equity financing to institutional investors (the "Series C Selling Stockholders") pursuant to a series of subscription agreements (the "Series C Financing Agreements"). The Series C Shares are convertible into shares of the Company's Common Stock, calculated pursuant to a formula based on the lower of
(i) $2.50 (the "Fixed Conversion Price") or (ii) a defined percentage (not less than 80%) of the lowest average closing bid price of the Company's Common Stock for any five consecutive trading days during the thirty (30) trading days immediately preceding the date of conversion (the "Variable Conversion Price"), all as set forth in the Company's Certificate of Designation for the Series C Shares (the "Series C Certificate of Designation"). Conversion of the Series C Shares may commence at any time after October 26, 1998. Variable Conversion Price conversions can be completed at the rate of 15% of the originally issued Series C Shares per month. Hence, 100% of the Series C Shares are available for Variable Conversion Price conversion as of April 1999. No such limitations apply to Fixed Conversion Price conversions. The Series C Certificate of Designation also gives the Company the right to redeem some or all of the Series C Shares at a per share price equal to a percentage of the purchase price of the Series C Shares being called for redemption, ranging from 115% to 130%, depending upon the date of the redemption.

     The Credit Warrants were issued to Goldman Sachs & Co. and Transamerica Business Credit Corporation (the "Credit Warrant Selling Stockholders" and together with holders of the Common Shares, the Series A Selling Stockholders, the Series B Selling Stockholders, the Series C Selling Stockholders and the Series A Warrant Selling Stockholders, the "Selling Stockholders") in connection with a $40 million line of credit entered into with the Technology Finance Division of Transamerica Business Credit Corporation and Goldman Sachs Credit Partners LP . The Credit Warrants are exercisable at any time during their five year term and have an exercise price of $2.156 per Share.

     The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.

     The Company's Common Stock is quoted on the Over-the-Counter Electronic Bulletin Board (the "OTC Bulletin Board") under the symbol "AURL". On August 19, 1998, the average of the closing bid and asking price of the Company's Common Stock was $1.234. The 32,110,000 Shares being offered hereby represent approximately 47% of the Company's total outstanding securities, recognizing that 32,040,000 Shares being registered herein are subject to issuance by the Company pursuant to conversion of the Series A Shares, the Series B Shares and the Series C Shares and exercise of the Credit Warrants and the Series A Warrants but are not currently outstanding. Registering such a large percentage of the Company's total outstanding securities may have an adverse effect on the market price for the Company's Common Stock.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF

GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ___________, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "AURL".

                      INFORMATION INCORPORATED BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:


     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed on March 30, 1998, as amended by Amendment No. 1 to Form 10-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 10-K filed on July 2, 1998.

     (2) The Company's Report on Form 8-K filed on March 16, 1998, as amended by Amendment No. 1 to Form 8-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 8-K filed on July 2, 1998.

     (3)  The Company's Definitive Proxy filed on May 6, 1998.

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998, filed on May 12, 1998.

     (5) The Company's Current Report on Form 8-K filed on June 15, 1998, as amended by Amendment No. 1 to Form 8-K filed on July 2, 1998.

     (6)  The Company's Current Report on Form 8-K filed on July 13, 1998.

     (7) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 3, 1998.

     In addition, the Company will deliver a copy of its (i) Annual Report on Form 10-K/A-2 for the fiscal year ended December 28, 1997, and (ii) most recent Form 10-Q, without charge, to each person receiving a copy of this Prospectus.


                                   THE COMPANY

     Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the PC and consumer electronics markets. The Company contracts with independent silicon foundries for production of its semiconductor products, and thus is a "fabless" semiconductor company. The foundry that manufactures the majority of the Company's semiconductor products is one of the three largest foundries in the world that manufacture products exclusively for third parties. The Company's objective is to be a leading provider of advanced digital audio solutions for the PC and consumer electronics markets. In its pursuit of this objective, the Company has had several significant accomplishments over the past year.

     Most recently, in August 1998, the Company introduced the Vortex 2 AU8830 audio processor (the "Vortex 2"), the newest generation solution for advanced audio features on personal computers. The Vortex 2 is the only processor which provides dedicated processing power for A3D 2.0 technology. It is a significant upgrade to the original Vortex AU8820 Digital Audio Processor (the "Original Vortex") that the Company is currently shipping. The Company commenced sales of the Vortex 2 during the third quarter of 1998.

     In July 1998, the Company announced that it had entered into a strategic alliance with Diamond Multimedia Systems, Inc., a leader in the interactive multimedia market, to co-develop and market PC audio solutions for the PC consumer and game markets.

     In June 1998, the Company announced that Compaq Computer Corporation, the world's leading personal computer company, would begin featuring Aureal's A3D Interactive 3D audio technology on its new line of Presario desktop computers.

     In April 1998, the Company introduced A3D 2.0, a significant enhancement to the existing version of A3D that was originally introduced in September 1996. The new A3D 2.0 includes Aureal Wavetracing Technology (which enables real-time acoustic reflections, reverb and occlusion rendering features), more 3D sources, a higher sample rate and larger Head-Related Transfer Function (HRTF) filters. Together, all of these feature enhancements provide for improved three-dimensional rendering of audio for interactive applications.

     In February and March 1998, Aureal announced several major design wins for the Original Vortex, including: Dell Computer Corporation, the world's leading direct computer systems company; Turtle Beach Systems, a leading U.S. provider of premier audio products for the PC; TerraTec Electronic GmbH, a leading European provider of sound card products; and Aztech Systems Ltd., a leading sound card retail and OEM company. By these design wins, the foregoing manufacturers have agreed to incorporate the Original Vortex in their products or in their component parts for their products. In addition, pursuant to standard open purchase orders with the Company for the purchase of the Original Vortex, these customers or component manufacturers for such customers, along with others, have agreed to promote the Company's A3D technology. During the first two quarters of 1998, the Company recorded revenues of $7.0 million, the vast majority of which consisted of sales of its Original Vortex.

     Earlier in 1998, the Vortex AU8820 received Microsoft's Windows Hardware Quality Labs ("WHQL") certification. Microsoft's WHQL certification virtually ensures that customers integrating the Vortex AU8820 chip into their audio subsystems will receive quality approval from Microsoft which is a key differentiation for consumers looking for quality in PC products.

     The Company also completed some significant financing transactions in 1997 and early 1998. The Company completed the sale of Series A Shares and issued the Series A Warrants in March 1998. In June 1998, the Company exchanged the outstanding balance of $31.5 million under its working capital line of credit into Series B Shares with a conversion value of $39.375 million. Also in June 1998, the Company completed the sale of the Series C Shares, entered into a new $40 million line of credit agreement and issued the Credit Warrants.

     In the consumer electronics field, the Company has announced licensing deals with Zoran Corporation, LSI Logic Corporation and Yamaha Corporation for its A3D Surround technology. Advent has introduced its Powered Partners speaker product line, which is based on Aureal's VSP901 ProLogic chip. The Company continues to invest significant resources in the development of semiconductor products targeted for the multi-channel mini-component and audio receiver markets that will include the Company's A3D Surround technology for Dolby ProLogic, Dolby Digital and MPEG II audio.

     The Company's revenues for 1997 were primarily related to the up-front licensing fees for its A3D technologies, the sale of a modest number of VSP901 chips and the initial shipments of the Vortex AU8820 chip. The Company has begun volume shipments of its Vortex AU8820 device in 1998.

     The Company, in May 1996, acquired 100% ownership of Crystal River Engineering, Inc., a leader in the field of 3D audio technology. This merger of resources has enabled Aureal to offer hardware and software solutions optimized for 3D audio presentation.

     In August 1995, the Company announced that it was divesting its multimedia components business to implement its current business plan based on development and sale of software and semiconductor solutions providing advanced audio for the PC and consumer electronics markets. The Company was active in the business of selling multimedia components for the retail market from its founding in 1990 through mid-1995 (operating as Media Vision Technology Inc.). Since November 1995, the Company has operated under its current name, which was formally changed at its Annual Stockholders' Meeting in May 1996.

     The Company is headquartered in Fremont, California in a leased 36,000 square foot building. As of December 28, 1997, the Company had 81 employees. Of this total, 47 were engaged in engineering functions, 23 were in sales and marketing activities, and 11 were engaged in administrative support. Competition for employees in the Company's industry is intense. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good.

     Aureal, Aureal 3D, A3D and the A3D logo are trademarks of Aureal Semiconductor Inc. Other trademarks referred to herein are properties of their respective owners.

     Aureal was incorporated as Media Vision Inc. in California in May 1990 and was reincorporated in Delaware as Media Vision Technology Inc. in November 1992. The Company emerged from reorganization under Chapter 11 of the U.S. Bankruptcy code on December 30, 1994 and in November 1995 changed its name to Aureal Semiconductor Inc. Unless the context otherwise requires, "Aureal" and the "Company" refer to Aureal Semiconductor Inc., a Delaware corporation, and its predecessor and subsidiaries. The Company's principal executive offices are located at 4245 Technology Drive, Fremont, California 94538, and its telephone number is (510) 252-4245. See "INFORMATION INCORPORATED BY REFERENCE."

                           FORWARD LOOKING INFORMATION

     This Prospectus, including the information incorporated by reference herein, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and others detailed from time to time in the Company's periodic reports filed with the Commission.

                                  RISK FACTORS

     In addition to the other information in this Prospectus or incorporated herein by reference, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby:

     HISTORY OF LOSSES AND ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES. The Company emerged from bankruptcy in December 1994. Since that time, the Company has recorded an accumulated deficit of $162 million as of June 28, 1998 comprised of $150 million of incurred losses (including $11 million in 1998, $18 million in 1997, $17 million in 1996 and $104 million in 1995) from (1) its previous retail products operations in 1995, (2) the research and development phases of its advanced audio technologies business operations in 1996 and 1997, and (3) the start of its sales efforts for its advanced audio products in the first half of 1998, and $12 million of accretion and dividends on preferred stock. While the majority of the Company's revenues in 1996 and 1997 were generated through technology licensing transactions, the Company anticipates that the majority of its revenues will come from the sale of audio products in 1998 and future years. There can be no assurance that the Company will be able to sell significant volumes of its products in the future, and the Company's ability to attain profitability or generate positive cash flows is dependent thereon.

     NEW TECHNOLOGIES AND PRODUCTS DEVELOPED WITH NEW TECHNOLOGIES. The Company's success depends on its ability to develop and market new technologies aimed at advancing the level of audio quality in the PC and consumer electronics devices. With respect to the PC market, audio technology is shifting from utilization of the ISA bus to utilization of the more advanced (higher band-width) PCI bus. This change enables advanced digital audio functionality including positional 3D audio, streaming audio and higher quality presentation. There can be no assurance that the shift from ISA-based audio to PCI-based audio will occur in a time frame for the Company to benefit from its PCI-based products and technologies. As new technologies are developed, there can be no assurance that markets will develop for them, or that markets will develop on a timely basis for the Company to benefit therefrom.

     The success of new products depends on a number of factors, including timely completion of product development, market acceptance of the Company's and its customers' new products and the Company's ability to offer new products at competitive prices. Incorporating the Company's new products into its OEM customers' new product designs requires the anticipation of market trends and performance and functionality requirements of OEMs, the development and production of products that meet the timing and pricing requirements of OEMs and the production of products that can be available in a timely manner consistent with the OEMs' development and production schedules. A failure in any of these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

     Each successive generation of microprocessors has provided increased performance, which could in the future result in a microprocessor capable of performing advanced audio functions to an extent that the need or preference for the Company's products could be diminished or eliminated. Conversely, each new generation of technology, including digital audio technology, generally requires increased processing power. In this regard, Intel Corporation has created the MMX functionality with its Pentium line of processors and is promoting the processing power of MMX for data and signal intensive functions such as graphics and audio processing. The Company believes that advanced audio processing, done in conjunction with either video or graphics processing is best performed with a separate accelerator chip in addition to the host processor. There can be no assurance that the increased capabilities of microprocessors in the future will not adversely affect demand for the Company's products.

     PRODUCT CONCENTRATION AND EXPANSION OF BUSINESS MODEL. Substantially all of the Company's revenues are related to advanced audio solutions for the PC and consumer electronics markets, and the Company expects this to continue for the foreseeable future. The Company is just embarking on an expansion of its semiconductor business model to provide for an increased number of audio related products including audio cards and audio communications combination cards. This expansion may require additional working capital funds to provide for incremental inventory as well as broader marketing programs. The failure of this market to continue to grow, any reduction in demand as a result of increased competition in this market, technological change, failure by the Company to introduce new versions of products acceptable to the marketplace or other similar factors would have a material adverse effect on the Company's results of operations.

     COMPETITION AND PRICING PRESSURES. The markets in which the Company competes are intensely competitive and are characterized by evolving industry standards resulting in relatively short product life cycles, significant pricing and performance improvement pressures and frequent new product introductions. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the markets with products that may be less costly or provide higher performance or additional features. The Company is unable to predict the timing and nature of any such competitive product offerings. In general, product prices in the semiconductor industry have decreased over the life of a particular product. The willingness of prospective customers to design the Company's products into their products depends to a significant extent upon the ability of the Company to price its products at levels that are cost-effective for such customers. As the markets for the Company's products mature and competition increases, the Company anticipates that prices for its products will generally decline over time. If the Company is unable to reduce its costs sufficiently to offset declines in product prices or is unable to introduce new, higher performance products with higher product prices, the Company's results of operations could be materially adversely affected.

     The Company anticipates that it will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources including financial, manufacturing, technical, marketing and distribution. In addition, some of those firms have greater intellectual property rights, broader product lines and longer-standing relationships with customers than the Company. The Company's competitors may also include a number of emerging companies.

     DEPENDENCE ON CREDIT FACILITY. Because it has not been profitable to date, the Company has funded its losses through a combination of equity and debt financing. In June 1998, the Company entered into a credit facility (the "Credit Facility") with Goldman Sachs Credit Partners LP and the Technology Finance Division of Transamerica Business Credit Corporation, which provides for an aggregate maximum borrowing of $40 million. The interest rate on the Credit Facility is generally the prime rate plus 3% to 5%. Accordingly, while the Credit Facility provides the Company with working capital, the high cost of servicing any borrowing thereunder could negatively effect the Company's liquidity. There can be no assurance that this line of credit will be sufficient to meet the Company's needs. In the event the Company is required to secure additional capital, there can be no assurance that such capital will be available on acceptable terms or at all. The Company's inability to secure such potential future financing, if necessary, would have a material adverse effect on the Company's business, financial condition and results of operations.

     FACTORS INHIBITING TAKEOVER. The Company is subject to the provision of
Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on the ability of a third party to effect an unsolicited change in control of the Company. In addition, the Company's Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors, and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws, including the provision which divides the Board into three separate classes, may have the effect of delaying or preventing changes in control or management of the Company.

     TRADING IN THE NON-NASDAQ OVER-THE-COUNTER MARKET; DISCLOSURE RELATING TO LOW PRICED STOCK. The Company's Common Stock trades only on the OTC Bulletin Board, and the trading volume has been generally light. The Company does not currently meet the requirements of the Nasdaq National Market ("Nasdaq") or other national stock exchanges. There can be no assurance that the Company in the future will meet such listing requirements or that it will be accepted for trading on any such national exchange.

     Because the Company's Common Stock trades on the non-Nasdaq over-the-counter market, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock. In addition, because the Company's Common Stock is not listed on Nasdaq, trading in its Common Stock is also subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's Common Stock, and may limit the ability of purchasers of the Company's Common Stock to resell such securities in the secondary market.

     RISK OF ADDITIONAL SHARES SOLD IN THE PUBLIC MARKET. Because the holders of the Series A Shares and the Series C Shares may convert such shares into shares of the Company's Common Stock at variable conversion prices, the exact number of shares of Common Stock which the Company may issue upon conversion of Series A Shares and Series C Shares is not currently known, and may fluctuate based on the market value of the Company's Common Stock. Because of the variable conversion price feature of the Series A Shares and Series C Shares, holders of such shares may have incentive to take certain actions, including shorting the Company's Common Stock, to decrease the market price of such Common Stock. Upon a decrease in the market price of the Company's Common Stock, holders of the Series A Shares and Series C Shares may elect to convert such shares at the variable conversion price and thereby receive a greater number of shares of the Company's Common Stock. Short selling is illegal if used to manipulate the price of a company's securities for profit, and the Company has no knowledge that any holders of Series A Shares or Series C Shares intends to take any action that may cause the price of the Company's Common Stock to fall. However, there can be no assurance that holders of the Company's Series A Shares or Series C Shares will not short the Company's Common Stock or take such other actions, the effect of which may be to drive down the market price of the Company's Common Stock.

     CONCENTRATION OF STOCK OWNERSHIP. Currently, three parties control approximately 75% of the outstanding Common Stock, each of whom controls at least 10% individually. There can be no assurance that the liquidity of the market for the Common Stock will be maintained at or increase over its current levels, and the trading price for the Common Stock may be influenced by the volume and liquidity of the market for the Common Stock. Sales of a large percentage of the Company's total outstanding Common Stock may have an adverse effect on the market price for such securities.

     DEPENDENCE ON FOUNDRIES. The Company is a "fabless" semiconductor firm that depends on outside manufacturing resources for production of all of its semiconductor products. Currently the Company utilizes two foundries, one domestic and one foreign, for production of its existing products. Both of these foundries have indicated to the Company that they have the manufacturing availability to provide for the Company's planned production of each of its products for the next 12 months; however the Company's production relationship with each foundry is based only upon purchase orders, and there is no assurance that either foundry will continue to provide adequate manufacturing capacity to the Company for its current level of production or any potential increases in production levels. In the event that either or both foundries cease to manufacture the Company's semiconductor products, the Company would have to contract with alternative foundries. There can be no assurance that the Company would be able to contract with alternative foundries in a timely manner or at all. The failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

     The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. There can be no assurance that the Company's foundries will not experience irregularities or adverse yield fluctuations in the manufacturing processes of the Company's products in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon continued services of key engineering, marketing, sales and management personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. The Company recognizes the value of the contributions of each of its employees and has developed compensation programs, including stock option plans for the granting of options to all employees, designed to retain its employees. Competition for such employees is intense, and the loss of the services of such employees could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's ability to compete successfully will depend, in part, on its ability to protect its proprietary technology. The Company relies on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect its proprietary rights. There can be no assurance that such measures will be adequate or safeguard the proprietary technology underlying the Company's products, or that its agreements with employees, consultants and others who participate in the development of its products will not be breached, that the Company will have adequate remedies for any breach or that the Company's proprietary information or trade secrets will not otherwise become known. Moreover, notwithstanding the Company's efforts to protect its intellectual property, there can be no assurance that competitors will not be able to develop products that are equal or superior to the Company's products without infringing any of the Company's intellectual property rights. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, there can be no assurance that the Company's means of protecting its intellectual property will be adequate or that the Company's competitors will not independently develop similar technologies or products.

     Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations.

     In February 1998, the Company was served with a lawsuit for patent infringement filed by Creative Technology Ltd., a Singapore corporation ("Creative"), and its subsidiary, E-MU Systems, Inc., a California corporation ("E-MU"), in the U.S. District Court, Northern District of California. The lawsuit alleges that the Company's Original Vortex infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against continuing acts of infringement by the Company and an accounting of damages plus interest. In response, the Company filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to the Company's Original Vortex and the Vortex 2. The Company believes that the actions filed by Creative and E-MU are without merit and is vigorously defending against these actions.

     Litigation may be necessary to resolve the claims asserted by Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect the Company's intellectual property rights. There can be no assurance that the Company will prevail in any such litigation and any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operation, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     YEAR 2000 COMPLIANCE. The Company uses a number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the information known at this time about the Company's systems, it is currently not anticipated that such "Year 2000" costs will have a material impact on the Company. The Company is not aware that any of its key suppliers or customers are not fully "Year 2000" compliant. If any of its key suppliers or customers are not yet fully "Year 2000" compliant, there can be no assurance that such non-compliance would not have a material adverse effect on the Company's business, financial condition and results of operations.

                                 USE OF PROCEEDS

     The Company will receive the proceeds from the exercise of the Series A Warrants and the Credit Warrants, if any, and expects to use such proceeds, if any, for general working capital purposes. The Company will not receive any proceeds from conversions of the Series A Shares, Series B Shares and Series C Shares and all proceeds from any sales of such Shares will go to the respectively Selling Stockholders to be used for their own purposes.

                              SELLING STOCKHOLDERS

     The Selling Stockholders will hold the Shares that are issuable upon conversion of the Series A Shares, Series B Shares and Series C Shares and exercise of the Series A Warrants and the Credit Warrants, if any. The table below lists the (i) Selling Stockholders, (ii) the number of Shares that each currently owns or will own, assuming the conversion of the Series A Shares on April 13, 1998, the conversion of the Series B Shares and the Series C Shares on August 17, 1998, the exercise of the Series A Warrants on April 13, 1998 and the exercise of the Credit Warrants on August 17, 1998, (iii) the number of Shares subject to sale pursuant to this Registration Statement and (iv) the number of shares of Common Stock each Selling Stockholder would own assuming the sale by such Selling Shareholders of all Shares registered by this Registration Statement.

                                                                     BENEFICIAL OWNERSHIP         SHARES TO    BENEFICIAL OWNERSHIP
                                                                  PRIOR TO THE OFFERING (2)        BE SOLD      AFTER THE OFFERING
                                                                  -------------------------        IN THE      ---------------------
                    SELLING STOCKHOLDER (1)                       SHARES            PERCENT      OFFERING(3)   SHARES        PERCENT
-----------------------------------------------------------       -------------------------      -----------   ---------------------
TCW Special Credits Trust (4)                                         7,846,416      11.4%         2,880,157    4,966,259       7.2%

TCW Special Credits Fund IIIb (4)                                    14,529,637      20.9%         5,623,763    8,905,874      12.8%

TCW Special Credits Trust IIIb (4)                                   11,413,777      16.5%         4,389,120    7,024,657      10.1%

TCW Special Credits, as Investment Manager of Delaware State          2,159,818       3.1%           822,960    1,336,858       1.9%

Employees Retirement Fund (4)

B III Capital Partners, L.P. (5)                                      8,479,182      12.4%         6,904,182    1,575,000       2.3%

EP Opportunity Fund, LLC (6)                                            689,589       1.0%           689,589            0          *

Queensway Financial Holdings Limited (7)                                465,056          *           465,056            0          *

Transamerica Business Credit Corporation (8)                            506,250          *           506,250            0          *

Goldman Sachs & Co. (9)                                                 843,750       1.2%           843,750            0          *

Banque Edouard Constant SA                                               24,000          *            24,000            0          *
Kemco Trust S.A.
P.O. Box 6432
2, Rue Jargonant
Geneva, Switzerland 1211

Banque Franck SA                                                        160,000          *           160,000            0          *
Faisal Finance SA
Colntrin
84, Avenue Louis-Casal
Geneva, Switzerland 1216


                                                                     BENEFICIAL OWNERSHIP         SHARES TO    BENEFICIAL OWNERSHIP
                                                                  PRIOR TO THE OFFERING (2)        BE SOLD      AFTER THE OFFERING
                                                                  -------------------------        IN THE      ---------------------
                    SELLING STOCKHOLDER (1)                       SHARES            PERCENT      OFFERING(3)   SHARES        PERCENT
-----------------------------------------------------------       -------------------------      -----------   ---------------------

Oaktree Capital Management, LLC (10)                                  3,226,333       4.7%           896,000    2,330,333       3.4%
as investment manager of the Weyerhauser Company Retirement
Trust Account
550 Hope Street, 22nd Floor
Los Angeles, CA  90071

Cranshire Capital, L.P.                                                  80,000          *            80,000            0          *
770 Frontage Road, Suite 134
Northfield, IL 60093

Lakeshore International, Ltd.                                            40,000                       40,000            0          *
EBF & Associates
601 Carlson Parkway, Suite 200
Minnetonka, MN 55305

LaRoque Trading Group, LLC                                              400,000          *           400,000            0          *
440 South LaSalle, Suite 701
Chicago, LI 60605

Keyway Investments, Ltd.                                                300,000          *           300,000            0          *
Midland Walwyn Capital, Inc.
BCE Place
181 Bay Street, Suite 500
Toronto, Ontario, CANADA M5J2V8

Swartz Investments LLC (11)                                              70,000          *            70,000            0          *
1080 Holcomb Bridge Road
200 Roswell Summit, Suite 285
Roswell, Georgia 30076

Eric S. Swartz (12)                                                      34,792          *            34,792            0          *

Kendrick Family Partnership, LP (12)                                     34,792          *            34,792            0          *

P. Bradford Hathorn (12)                                                  3,500          *             3,500            0          *

Gerald David Harris (12)                                                 10,324          *            10,324            0          *

Glenn R. Archer (12)                                                      3,500          *             3,500            0          *

Carlton M. Johnson, Jr. (12)                                              2,500          *             2,500            0          *

Davis C. Holden (12)                                                      2,000          *             2,000            0          *

Frank G. Mauro (12)                                                      34,792          *            34,792            0          *

H. Nelson Logan (12)                                                      1,000          *             1,000            0          *


                                                                     BENEFICIAL OWNERSHIP         SHARES TO    BENEFICIAL OWNERSHIP
                                                                  PRIOR TO THE OFFERING (2)        BE SOLD      AFTER THE OFFERING
                                                                  -------------------------        IN THE      ---------------------
                    SELLING STOCKHOLDER (1)                       SHARES            PERCENT      OFFERING(3)   SHARES        PERCENT
-----------------------------------------------------------       -------------------------      -----------   ---------------------

Kelley E. Smith (12)                                                      1,000          *             1,000            0          *

James David Mills (12)                                                    1,000          *             1,000            0          *

Dwight B. Bronnum (13)                                                      500          *               500            0          *
8309 Dunwoody Avenue
Atlanta, GA 30350

Robert L. Hopkins (13)                                                      500          *               500            0          *
8309 Dunwoody Avenue
Atlanta, GA 30350

Enigma Investments, Ltd. (13)                                             5,600          *             5,600            0          *
P.O. Box 1894
Elizabethan Square
George Town
Grand Cayman

Charles B. Krusen (13)                                                    4,200          *             4,200            0          *
465 Park Avenue
New York, NY 10022
                                                                  -------------                --------------

TOTAL                                                                51,373,808                   25,234,827


---------------

*    Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of the Company's Common Stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of August 17, 1998 are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. This table is based upon information supplied by officers, directors and principal stockholders. Except as otherwise indicated, the Company believes that the persons or entities named in the table have sole voting and investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) The number of Shares set forth in the table represents an estimate of the number of Shares to be offered by the Selling Stockholders and assumes the exercise of all Series A Warrants and Credit Warrants issued as described in this Prospectus. Pursuant to the Company's agreement with the Series A Selling Stockholders as set forth in the Series A Financing Agreements, the number of shares of Common Stock registered by this Registration Statement equals approximately 188% of the shares of Common Stock that would be issued had the Series A Shares been converted on April 13, 1998. The actual number of shares of Common Stock issuable upon conversion of Series A Shares and exercise of the Series A Warrants issued or issuable is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors which cannot be predicted by the Company at this time, including the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Shares and exercise of the Series A Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

     Pursuant to the Company's agreement with the Series C Selling Stockholders as set forth in the Series C Financing Agreements, the number of Shares registered by this Registration Statement equals approximately 150% of the Shares that would be issued had the Series C Shares been converted on August 17, 1998. The actual number of Shares issuable upon conversion of Series C Shares is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors that cannot be predicted by the Company at this time, including the future market price of the Company's Common Stock. The actual number of Shares offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of Shares as may be issued or issuable upon conversion of the Series C Shares and by reason of the floating rate conversion price mechanism or other adjustment mechanisms described in the Series C Certificate of Designation, or by reason of any stock split, stock dividend or similar transaction involving the Company's Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(3)  Assumes the sale of all Shares offered hereby.

(4) This stockholder is affiliated with, and controlled by, The TCW Group, Inc. ("TCW"). TCW and its related entities own, in the aggregate, 35.9 million shares of the Company's outstanding Common Stock and Common Stock equivalents (consisting of Preferred Shares) (the "Equity Securities"), or approximately 50.4% of the Equity Securities. Mr. Masson, a director of the Company, was a partner of TCW Special Credits and served as a managing director of Trust Company of the West and TCW Asset Management Group ("TAMCO"), both wholly-owned subsidiaries of TCW, from 1988 to May 1995. Mr. Smith, a director of the Company, serves as an officer or authorized representative of certain entities affiliated with, or related to, TCW. Mr. Smith has voting and dispositive powers over an aggregate of 35.9 million shares of the Equity Securities. Mr. Smith disclaims beneficial ownership of such shares of the Equity Securities. The address of this stockholder is c/o Oaktree Capital Management, LLC, 550 Hope Street, 22nd Floor, Los Angeles, California 90071. See also footnote 10.

(5) This stockholder is affiliated with, and controlled by, DDJ Capital Management, LLC ("DDJ"). DDJ and its related entities own, in the aggregate, 14.9 million shares of the Equity Securities, or approximately 21.6% of the Equity Securities. The address of this stockholder is c/o DDJ Capital Management, LLC, 141 Linden Street, Suite S-4, Wellesley, Massachusetts 02482-7910.

(6) The address for this stockholder is c/o Eisenberg Partners, L.L.C., 33 West Monroe Street, 21st Floor, Chicago, Illinois 60603.

(7) The address for this stockholder is 90 Adelaide Street West, Suite 500, Toronto, Ontario M6E3A2 Canada.

(8) The address for this warrant holder is 15260 Ventura Blvd., Suite 1240, Sherman Oaks, CA 91403.

(9) The address for this warrant holder is 1 New York Plaza, New York, New York 10004.

(10) Mr. Masson, a director of the Company, has been a principal of Oaktree Capital Management, LLC ("Oaktree") since May 1995. Oaktree has voting and dispositive powers over an aggregate of 39.2 million shares of the Equity Securities including both the TCW holdings and 3.2 million shares of the Equity Securities held by Oaktree as a fiduciary on behalf of a third party separate account of which Mr. Masson may be deemed a beneficial owner to the extent of any indirect pecuniary interest therein. Mr. Masson disclaims beneficial ownership of such shares of the Equity Securities. The address of this stockholder is c/o Oaktree Capital Management, LLC 550 Hope Street, 22nd floor, Los Angeles, California 90071. See also footnote 4.

(11) The Common Shares held by this stockholder were issued by the Company as compensation for services rendered.

(12) The address for such stockholders is c/o Swartz Investment LLC, 1080 Holcomb Bridge Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076. These stockholders are employees of or otherwise affiliated with Swartz Investment LLC. All shares of Common Stock held by this stockholder will be issued upon exercise of the Series A Warrants, which were issued to such stockholder as compensation for services rendered.

(13) These persons which are not affiliates or employees of Swartz Investments, LLC, performed services on behalf of Swartz in conjunction with the sale of the Series A Shares. All shares of Common Stock held by this stockholder will be issued upon exercise of the Series A Warrants, which were issued to such stockholder as compensation for services rendered.

                              PLAN OF DISTRIBUTION

     The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the OTC Bulletin Board or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time.

     The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act (without regard to volume limitations) or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

     The legality of the Shares offered hereby is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A-2 of Aureal Semiconductor Inc. for the year ended December 28, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO THE DATE HEREOF.

                       TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Available Information.................................7
Information Incorporated By Reference.................7
The Company...........................................7
Forward Looking Information...........................9
Risk Factors.........................................10
Use Of Proceeds......................................14
Selling Stockholders.................................14
Plan Of Distribution.................................19
Legal Matters........................................19
Experts..............................................19


                                32,110,000 SHARES


                           AUREAL SEMICONDUCTOR INC.

                                  COMMON STOCK


                                   PROSPECTUS



                              September ___, 1998


================================================================================

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                        TO BE PAID
                                                          BY THE
                                                        REGISTRANT
                                                        ----------
SEC registration............................               $13,532
Accounting fees and expenses................                15,000
Legal fees and expenses.....................                20,000
Miscellaneous expenses......................                 4,968
                                                           -------
Total.......................................               $53,500
                                                           =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

     The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

     The Registrant has entered into indemnification agreements with its directors and its officers.

     The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

     See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement:

Exhibit No                                    Description of Document
----------   -------------------------------------------------------------------------------------------
4.4(1)       Preferred Stock Regulation D Subscription Agreement.
4.5(1)       Certificate of Designation of Series A Preferred Stock of Aureal Semiconductor, Inc.
4.6(1)       Preferred Stock Registration Rights Agreement.
4.7(1)       Form of Series A Warrants.
4.8 (2)      Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock.
4.9 (2)      Certificate of Designation of Series C Preferred Stock of Aureal Semiconductor Inc.
4.10 (2)     Registration Rights Agreement (Common Stock underlying Series C Preferred Stock).
4.11 (2)     Form of Credit Warrants.
4.12 (2)     8% Series B Convertible Preferred Stock Purchase Agreement.
4.13 (2)     Certificate of Designation of Series B Preferred Stock of Aureal Semiconductor Inc.
4.14 (2)     Amendment No. 4 to Registration Rights Agreement.
5.1*         Opinion of Gray Cary Ware & Freidenrich LLP.
23.1         Consent of Arthur Andersen, LLP.
23.2*        Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1*        Power of Attorney (see page II-4 of the Registration Statement).

*    Previously filed.

(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(2) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by section 10(a)(3)of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e)  The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on the 24th day of September, 1998.

                                       AUREAL SEMICONDUCTOR INC.

                                       By: /s/ DAVID J. DOMEIER
                                           -------------------------------------
                                           David J. Domeier, Vice President,
                                           Finance and Chief Financial Officer


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES
INDICATED:

September 24, 1998


                 SIGNATURE                                         TITLE                                         DATE
                 ---------                                         -----                                         ----
/s/ Kenneth A. Kokinakas                      President, Chief Executive Officer and Director            September 24, 1998
-------------------------------------------
Kenneth A. Kokinakas

/s/ David J. Domeier                          Vice President, Chief Financial Officer and                September 24, 1998
-------------------------------------------   Chief Accounting Officer
David J. Domeier

/s/ L. William Krause*                        Director                                                   September 24, 1998
-------------------------------------------
L. William Krause

/s/ D. Richard Masson*                        Director                                                   September 24, 1998
-------------------------------------------
D. Richard Masson

/s/ Thomas K. Smith, Jr.*                     Director                                                   September 24, 1998
-------------------------------------------
Thomas K. Smith, Jr.

/s/ Richard E. Christopher*                   Director                                                   September 24, 1998
-------------------------------------------
Richard E. Christopher

*By: /s/ David J. Domeier                                                                                September 24, 1998
    ---------------------------------------
    David J. Domeier
    (Attorney-in-fact)

                                INDEX TO EXHIBITS

Exhibit No                                               Description of Document
----------           -------------------------------------------------------------------------------------------
4.4(1)               Preferred Stock Regulation D Subscription Agreement.
4.5(1)               Certificate of Designation of Series A Preferred Stock of Aureal Semiconductor, Inc.
4.6(1)               Preferred Stock Registration Rights Agreement.
4.7(1)               Form of Series A Warrants.
4.8 (2)              Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock.
4.9 (2)              Certificate of Designation of Series C Preferred Stock of Aureal Semiconductor Inc.
4.10 (2)             Registration Rights Agreement (Common Stock underlying Series C Preferred Stock).
4.11 (2)             Form of Credit Warrants.
4.12 (2)             8% Series B Convertible Preferred Stock Purchase Agreement.
4.13 (2)             Certificate of Designation of Series B Preferred Stock of Aureal Semiconductor Inc.
4.14 (2)             Amendment No. 4 to Registration Rights Agreement.
5.1*                 Opinion of Gray Cary Ware & Freidenrich LLP.
23.1                 Consent of Arthur Andersen, LLP.
23.2*                Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
24.1*                Power of Attorney (see page II-4 of the Registration Statement).

*    Previously filed.

(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(2) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.